UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)*


                        Surgical Laser Technologies, Inc.
                        ---------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   868819-20-2
                                   -----------
                                 (CUSIP Number)


       Robert L. Crutchfield, 811 South 21st Avenue, Tuscaloosa, AL 35401
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    Copy to:

           Thomas G. Spencer, Esquire, Duane, Morris & Heckscher LLP,
              4200 One Liberty Place, Philadelphia, PA 19103-7396
           ----------------------------------------------------------


                                  June 1, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------
CUSIP No. 868819 20 2
-------------------------

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1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Robert L. Crutchfield
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
          --------------

          (b)
          --------------

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3.        SEC USE ONLY
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4.        SOURCE OF FUNDS (See Instructions)
          00
--------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                                            140,000
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                                             -0-
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                                               140,000
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                                     -0-
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  140,000
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                               |_|
                  N/A
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.0%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON (See Instructions)
                  IN
--------------------------------------------------------------------------------

CUSIP No. 868819 20 2

                                  SCHEDULE 13D

Item 1. Security and Issuer.

     This 13D relates to the $.01 par value common stock (the "Common Stock") of Surgical Laser Technologies, Inc., a Delaware corporation ("SLT"). The address of SLT's principal office is 147 Keystone Drive, Montgomeryville, PA 18936.

Item 2. Identity and Background.

     (a) The name of the person filing this Schedule 13D is Robert L. Crutchfield (the "Reporting Person").

     (b) The Reporting Person's business address is 811 South 21st Avenue, Tuscaloosa, Alabama 35401.

     (c) The Reporting Person's principal occupation is Vice President, Business Development of SLT and President of SLT's Surgical Innovations & Services, Inc. subsidiary.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Contribution.

     On June 1, 2000, Surgical Innovations & Services, Inc., an Alabama corporation ("Old SIS") was merged with and into SLT Subsidiary, Inc., a Delaware corporation ("Newco") and wholly owned subsidiary of SLT, with Newco the surviving corporation and changing its name pursuant to the merger to Surgical Innovations & Services, Inc. ("SIS"). Pursuant to the merger, the Reporting Person received an aggregate of $120,000 in cash and 140,000 shares of SLT Common Stock in exchange for the 400 shares of Old SIS Common Stock he held at the time of the merger.

CUSIP No. 868819 20 2


Item 4. Purpose of Transaction.

     The Reporting Person is filing this Schedule 13D to report the acquisition of 140,000 shares of SLT Common Stock pursuant to the merger of Old SIS with and into Newco, as described in Item 3. The Reporting Person believes that the merger will enhance the business previously conducted by Old SIS and acquired the shares of SLT Common Stock that are the subject of this Schedule 13D for investment purposes.

     Other than (i) the matters described in Item 3 of this Schedule 13D and the first paragraph of this Item 4 and (ii) the Reporting Person's right to purchase of any shares of SLT Common Stock pursuant to employee stock options described in Item 5 below, the Reporting Person currently does not have any plans and is currently not considering any proposals which relate to or which would result in:

     (a) the acquisition by any person of additional securities of SLT, or the disposition of securities of SLT;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SLT or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of SLT or any of its subsidiaries;

     (d) any change in the present board of directors or management of SLT, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of SLT;

     (f) any other material change in SLT's business or corporate structure;

     (g) changes in SLT's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of SLT by any person;

     (h) causing a class of securities of SLT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of SLT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No. 868819 20 2



     (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficialy owns an aggregate of 140,000 shares, or 6.0%, of the outstanding shares of Common Stock of SLT.

     (b) The Reporting Person currently has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 140,000 shares of SLT Common Stock.

     (c) The Reporting Person acquired the 140,000 shares of SLT Common Stock on June 1, 2000 as described in Item 3 of this Schedule 13D. In addition, effective June 1, 2000, the Reporting Person was granted options to purchase 30,000 shares of SLT Common Stock with an exercise price of $2.00 per share. Such options will be exercisable on June 1, 2004, provided that the options are subject to accelerated vesting in installments of 10,000 shares on each of June 1, 2001, 2002 and 2003 in the event that certain revenue targets for SIS are met for the fiscal year ended prior to each such date. The options expire on June 1, 2010. The shares subject to the options are not otherwise included in this Schedule 13D because the Reporting Person does not have the right to acquire such shares within 60 days after the date hereof.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the options described in Item 5, this Item 6 is not applicable.

Item 7. Material to be filed as Exhibits.

     Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            June 9, 2000



                                            /s/ Robert L. Crutchfield
                                            -------------------------
                                            Robert L. Crutchfield

PH3\678439.1